

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

December 6, 2016

Daniel H. White
Chief Executive Officer
Clearside Biomedical, Inc.
1220 Old Alpharetta Road, Suite 300
Alpharetta, GA 30005

> **Re:     Clearside Biomedical, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 30, 2016**
> **File No. 333-214836**

Dear Mr. White:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scot Foley at (202) 551-3383 or Mary Beth Breslin at (202) 551-3625 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director

cc:     Brent B. Siler, Esq.